Exhibit 99.5

Sphere 3D Joins Crypto Climate Accord and

Enters Agreement to Purchase an Additional 1 Million Carbon Offset Credits

TORONTO, Ontario, Canada, April 6, 2022 - Sphere 3D Corp. (Nasdaq: ANY) (Sphere 3D), dedicated to becoming the leading carbon-neutral bitcoin mining company operating at an industrial scale, today announced that the Company joined other top crypto and blockchain companies by signing the Crypto Climate Accord ("CCA").  The Company also announced that it has contracted to purchase 1 million carbon offset credits delivered over the next 14 months.

Signing the Crypto Climate Accord and investing in additional carbon credits demonstrates Sphere 3D's commitment to the net-carbon neutral operation of its growing fleet of S19j Pro miners.  The Company expects to take delivery of a total of 60,000 S19j Pro miners by year-end 2022.  The Company is dedicated to helping achieve the CCA goals by maintaining its net carbon-neutral status as the mining fleet grows and the Company expands into new areas of cryptocurrency and blockchain.

"Sphere 3D is proud that its cryptocurrency mining operation has been 100% carbon-neutral from the moment we activated our first miner.  Through the commitment made to the CCA and the purchase of 1 million carbon credits, we are taking steps to achieve the goals of the CCA and to help drive down carbon emissions," said Patricia Trompeter, CEO of Sphere 3D.  "While energy consumption for miners is a debated subject, I am excited that these are the first initiatives I announce as Sphere 3D's new CEO."

Ms. Trompeter added, "I look forward to hearing about the latest renewable energy and green-energy strategies of other leading crypto and blockchain companies at Bitcoin 2022 this week.  This event is a fantastic opportunity for the industry to share best practices, network, and learn from the smartest people in cryptocurrency and business."

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  The Company's mining operation currently has 1,000 S19j Pro miners operating, expects delivery of 4,000 more in the second quarter of 2022 and 55,000 additional S19j Pro miners by year-end 2022.  Sphere 3D has approximately 6.0 EH/s of capacity under contract for deliveries this year.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch

Kurt.kalfleisch@sphere3d.com